Exhibit 4.56

 Execution Version

DATED

7 July 2017

JOINT VENTURE AGREEMENT

between

LYNDON INTERNATIONAL CO.

and

JUST-C LIMITED

in relation to

CITY OF ATHENS PTE. LTD

This agreement is dated 7th July 2017

Parties

(1)
Lyndon International Co., a 100% subsidiary of Top Ships Inc, incorporated and registered in the Republic of the Marshall Islands with registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960 (Top Ships);

(2)
Just-C Limited, a 100% subsidiary of Gunvor Group Ltd, incorporated and registered in the Republic of CyprusV with registered office at 48 Themistocles Dervis Street, Athienitis Centennial Building, Office 501, 1066, Nicosia, Cyprus (Gunvor); and

(3)	City of Athens Pte. Ltd, incorporated and registered in the Republic of Singapore, with registered office in 8 Cross Street, #10-00 PwC Building, Singapore 048424 (JVCo)

each a Party and collectively the Parties.

BACKGROUND

(A)	The JVCo has been established to acquire, own, maintain and dispose of the Vessel (as defined below).

(B)
The Shareholders intend to regulate the relationship between them and to ensure that the conduct and operation of the Business (as defined below) is effected on the terms and subject to the conditions of this Agreement.

Agreed terms

1.            Interpretation

The following definitions and rules of interpretation apply in this agreement.

Affiliate means, with respect to any specified person, any other person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with such specified person.

Agent means, with respect to an Entity, any director, officer employee or other representative of such Entity; any person for whose acts such Entity may be vicariously responsible; and any other person that acts for or on behalf of, or provides services for or on behalf of, such Entity, in each case, whilst acting in his capacity as such.

Anti-Bribery Laws means, to the extent applicable to the JVCo or any Shareholder or any member of their respective Group (as applicable) from time to time any national and international anti-bribery laws, rules and regulations in force from time to time in the jurisdiction of their incorporation, the European Union and its members states, Singapore and Switzerland and any other national and international laws enacted to implement the OECD Convention.

Applicable Law means, all civil and common law, statute, subordinate legislation, treaty, regulation, directive, decision, by-law, ordinance, code, order, decree, injunction or judgment of any Governmental Authority or quasi-government, statutory, administrative or regulatory body, court or agency, in each case, to the extent that the same is legally binding upon the relevant person.

Articles means, the new articles of association of the JVCo.

Board means, the board of directors of the JVCo as constituted from time to time.

Board Reserved Matters means, the matters requiring unanimous Board approval as listed in Schedule 2.

Budget has the meaning given in clause 8.1.

Business means, the purchase, ownership and operation of the Vessel (including by entering into the Time Charter and Ship Management Agreement).

Business Day means, a day other than a Saturday, Sunday or public holiday in Singapore, London, Nicosia, Geneva, Athens and New York when banks are open for business.

Change of Control means, in relation to any Shareholder, a change in identity of the person or persons acting together able to Control that Shareholder.

Clearlake means, Clearlake Shipping Pte. Ltd., a company Controlled by Gunvor Group Ltd, incorporated and registered in Singapore with registered office at 12 Marina Boulevard 35-02 Marina Bay Financial Centre 3, Singapore, 018982.

Completion means, completion in accordance with clause 3.

Completion Date means, the date given in clause 3.1.

Connected Person means, in relation to any person (the "Relevant Person"):

(a)	the Relevant Person's spouse or civil partner;

(b)	any other person (whether of a different sex or the same sex) with whom the Relevant Person lives as partner in an enduring family relationship;

(c)	the Relevant Person's children or step-children;

(d)	any children or step-children of a person within paragraph (b) (and who are not children or step-children of the Relevant Person) who live with the Relevant Person and have not attained the age of 18;

(e)	the Relevant Person's parents;

(f)	any body corporate;

i.	where the Relevant Person is interested in shares comprised in the equity share capital of that body corporate of a nominal value equal to at least 20% of that share capital; or

ii.	in relation to which the Relevant Person is entitled to exercise or control the exercise of more than 20% of the voting power at any general meeting of that body corporate;

(g)	a person acting in his capacity as trustee of a trust:

i.	the beneficiaries of which include the Relevant Person or a person who by virtue of the other paragraphs of this definition is a Connected Person of the Relevant Person, or

ii.	the terms of which confer a power on the trustees that may be exercised for the benefit of the Relevant Person or Connected Person of the Relevant Person,

other than a trust for the purposes of an employees' share scheme or a pension scheme;

(h)	a person acting in his capacity as partner

i.	of the Relevant Person; or

ii.	of a person who is a Connected Person of the Relevant Person; or

(I)	a firm that is a legal person under the law by which it is governed and in which:

i.	the Relevant Person is a partner;

ii.	a partner is a Connected Person of the Relevant Person; or

iii.	a partner is a firm in which the director is a partner or in which there is a partner who is a Connected Person of the Relevant Person.

Control means, the power (whether by way of ownership of share, proxy, contract, agency or otherwise, and whether directly or indirectly) to:

(A)	cast, or control the casting of, more than 50 per cent of the maximum number of votes that might be cast at a Shareholders meeting of the ultimate parent company of the relevant entity;

(B)	appoint or remove all, or the majority, of the directors or other equivalent officers of the ultimate parent company of the relevant entity; or

(C)	otherwise secure that the affairs of the relevant entity are conducted in accordance with its wishes.

and "Controlled" shall be construed accordingly.

Deed of Adherence means, a deed of adherence in a form reasonably agreed by the Parties.

Delivery means, the delivery of the Vessel to JVCo in accordance with the Shipbuilding Contract.

Director means, a director on the Board of JVCo from time to time.

Encumbrance means, any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement.

Entity means, an incorporated entity, a corporation, a partnership, a limited liability partnership a trust or an individual.

Environmental Laws means, to the extent applicable to the JVCo or any Shareholder (as applicable) from time to time any national and international environmental laws, rules and regulations in force.

ESG Principles means, Good Industry Practice, Fundamental Conventions of the International Labour Organization, Anti-Bribery Laws and Sanctions.

First Budget has the meaning given in clause 8.2.

Fundamental Conventions of the International Labour Organisation means,

a)	The Forced Labour Convention, 1930 (No. 29);

b)	The Freedom of Association and Protection of the Right to Organise Convention, 1948 (No. 29);

c)	The Right to Organise and Collective Bargaining Convention, 1949 (No. 98);

d)	The Equal Remuneration Convention, 1951 (No. 100);

e)	The Abolition of Forced Labour Convention, 1957 (No. 105);

f)	The Discrimination (Employment and Occupation) Convention, 1958 (No. 111);

g)	The Minimum Age Convention, 1973 (No. 138); and

h)	The Worst Forms of Child Labour Convention, 1999 (No. 182).

Good Industry Practice means, the exercise of such degree of skill, diligence and prudence and using such practices and methods as, in each case, would reasonably and ordinarily be expected to be used by a skilled and experienced operator engaged in operating a business similar to the Business.

Governmental Authority means:

i.	Any supra-national, national, state, municipal or local government;

ii.	an instrumentality, board, commission, court or agency, whether civilian or military, of one of the above, however constituted;

iii.	a government-owned or government-controlled association and/or non-commercial organisation; or

iv.	a public organisation, being an organisation whose members are:

a.	countries or territories;

b.	governments of countries or territories; andlor

c.	other public international organisations and includes, without limitation, the World Bank, the United Nations, the International Monetary Fund and the OECD.

Gunvor Group Ltd means a company, incorporated and registered in the Republic of Cyprus with registered office at 48 Themistocles Dervis Street, Athienitis Centennial Building, Office 501, 1066, Nicosia, Cyprus.

Gunvor Director means, any director appointed to the Board by Gunvor from time to time, in accordance with this Agreement.

Gunvor Health, Safety, Environmental and Communities Governance Framework means, the health, safety environmental and communities governance framework as provided by Gunvor from time to time;

Gunvor Shares means, the Shares held by Gunvor in the JVCo from time to time.

Group means, in relation to a company, that company, any subsidiary or holding company from time to time of that company, and any subsidiary from time to time of a holding company of that company; and each company in a Group is a member of the Group.

Holding company and subsidiary means, a "holding company' and "subsidiary/" as defined in section 1159 of the Companies Act 2006 of England and Wales.

IFRS means, the International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board, the International Accounting Standards (IASs) adopted by the International Accounting Standards Board, the Standing Interpretation Committee interpretations (SICs) and the International Financial reporting Interpretation Committee interpretations (IFRICs) as adopted or issued by the International Financial Reporting Interpretation Committee.

Minimum Valuation

(a)	for the purposes of Clauses 18.1 to 18.8, by reference to the date of service of the Drag Along Notice; and

(b)	for the purposes of Clause 18.9, by reference to the date of service of the Vessel Sale Notice,

being, with regard to the Vessel value only, USD 40 million reduced for each day after the third anniversary of Completion at the following rate: (i) USD 4,109.58 for each day between the third anniversary of Completion and the fifth anniversary of Completion; and (ii) reduced at the rate of USD 2,739.72 for each day after the fifth anniversary of Completion until the ninth anniversary of Completion.

OECD means, the Organisation for Economic Cooperation and Development.

OECD Convention means, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

OECD Guidelines means, the OECD Guidelines for Multinational Enterprises.

Pre-Delivery Costs Schedule means, the schedule of pre Delivery costs and expenses incurred by or on behalf of, or to be incurred by or on behalf of, the JVCo, as agreed between the parties and annexed to Schedule 3;

Prohibited Acts means:

a)	In the case of JVCo or a member of its Group or any of its Agents; or

b)	In the case of a Shareholder or a member of its Group or any other respective Agents, in each case, in relation to their respective affairs,

in business dealings with either the private or public sector, directly or indirectly giving, offering, receiving or agreeing (either themselves or in agreement with others) any payment, gift or other advantage which:

i.	would violate any applicable Anti-Bribery Laws or Sanctions;

ii.
was intended to influence any person to act or reward any person for acting in breach of an expectation of good faith, impartiality or trust for which it would otherwise be forbidden by Anti-Bribery Laws for the recipient to accept; or

iii.	was made to, or for, a Public Official with the intention of influencing them and obtaining or retaining an advantage in the conduct of business.

Public Official means:

a)	an employee, officer or representative of, or any person otherwise acting in an official capacity for or on behalf of, a Governmental Authority;

b)	a person holding a legislative, administrative or judicial position of any kind, regardless of whether elected or appointed, at a Governmental Authority;

c)	an officer of, or individual who holds a position in, a political party;

d)	a publicly declared candidate for political office;

e)	an individual who holds any other official, ceremonial or other appointed or inherited position with a Governmental Authority; or

f)	who exercises a public function for or on behalf of a country or territory or for any public agency or public enterprise of that country or territory.

Reserved Matters means, the matters requiring unanimous Shareholder approval listed in Schedule 1.

Restricted Persons means, any person that is in the reasonable opinion of the other Shareholder, is or has been (or any of its Affiliates are or have been) in breach of Anti-Bribery Laws or any other applicable Laws and where an association with such person could result in material reputational damage to such Shareholder, any of its Affiliates or any member of its Group.

Respective Proportions means, in relation to each Shareholder, the proportion which the number of Shares held by that Shareholder in the JVCo bears to the total number of issued Shares of the JVCo.

Sanctions means, all Applicable Laws relating to export control and economic sanctions including:

a)	United Nations Sanctions imposed pursuant to any United Nations Security Council Resolution;

b)	U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of Treasury;

c)
EU restrictive measures implemented pursuant to any EU Council or Commission Regulation or Decision adopted pursuant to a Common Position in furtherance of the EU's Common Foreign and Security Policy; and

d)	Any other applicable sanctions or export control laws and regulations

Shareholders means, Top Ships, Gunvor and any other person to whom Shares have been transferred or allotted in accordance with the terms of this Agreement and who has executed a Deed of Adherence, and "Shareholder" shall mean any one of them.

Shares means, all the issued shares (of any class) in the capital of the JVCo from time to time.

Shipbuilding Contract means, the shipbuilding contract, between City of Athens Inc. and Hyundai Mipo Dockyard Co., Ltd. as of 21st November, 2016 as amended by way of a side letter dated 216t November 2016, Amendment No 1 dated 28th March 2017 and Amendment No 2 dated 3rd July 2017 and as may further be amended, restated and /or novated from time to time.

Ship Management Agreement means, the technical and commercial ship management agreement between the JVCo and Central Shipping Monaco SAM in relation to the Vessel in the agreed form.

Shortfall

(a)
for the purposes of Clauses 18.1 to 18.8 means the amount (if any) by which the Offer Price would have had to be increased if the price per share offered by the Proposed Purchaser for the Sellers' Shares had been calculated on the basis of the Minimum Valuation net of the liabilities of JVCo (including but not limited to any Shareholder Loans and bank loans); and

(b)	for the purposes of Clause 18.9. means, the amount (if any) that the Vessel Offer Price is less than the Minimum Valuation.

Time Charter means, the time charterparty between the JVCo and Clearlake in relation to the Vessel, in the agreed form.

Top Ships Inc means, a Nasdaq listed company, incorporated in the Marshall Islands with its principal place of business at 1 Vassilissis Sofias & Megalou Alexandrou Street, Athens, 15124, Greece.

Top Ships Director means, any director appointed to the Board by Top Ships from time to time, in accordance with this Agreement.

Top Ships Shares means, the Shares held by Top Ships in the JVCo from time to time. UNCAC means, the UN Convention against Corruption.

Vessel means, the product tanker with hull number S.443 which is currently under construction at Hyundai Mipo shipyard pursuant to the Shipbuilding Contract.

1.2	The Schedules form part of this agreement and shall have effect as if set out in full in the body of this agreement. Any reference to this agreement includes the Schedules.

1.3
A reference to this "agreement" or this "Agreement" or to any other agreement or document referred to in this agreement is a reference to this agreement or such other agreement or document as varied or novated in accordance with its terms from time to time.

1.4	Unless the context otherwise requires, words in the singular shall include the plural and in the plural shall include the singular.

1.5	A person includes a natural person, corporate or unincorporated body (whether or not having separate legal personality).

1.6	A reference to a Party shall include that Party's successors and permitted assigns.

1.7	A reference to writing or written includes faxes and emails.

1.8	Where the words including or includes are used in this agreement, they are deemed to have the words "without limitation" following them.

1.9	Where the context permits, other and otherwise are illustrative and shall not limit the sense of the words preceding them.

1.10
References to a document in agreed form are to that document in the form agreed by the Parties on or before the execution of this Agreement and signed or initialled by them or on their behalf for identification.

1.11	"$" or "USD" denotes the lawful currency of the United States of America.

1.12	Any obligation on a Party not to do something includes an obligation not to allow that thing to be done.

2.            Business of the JVCo

2.1	Each Party shall use its reasonable endeavours to promote and develop the Business to the best advantage of the JVCo.

2.2	Unless agreed otherwise by the Parties:

(a)	Pending Delivery, Vessel construction supervision shall be carried out by Central Shipping Monaco SAM;

(b)	Upon Delivery, JVCo shall time charter the Vessel to Clearlake on the terms of the Time Charter;

(c)
Upon Delivery, management of the Vessel shall be carried out by Central Shipping Monaco SAM on the terms of the Ship Management Agreement (the date of commencement of which will be 3 months prior to Delivery); and

(d)	Following the termination or expiry of the Time Charter, the JVCo's commercial strategy shall be a Board Reserved Matter.

2.3
The Parties shall act in good faith in relation to this agreement and shall exercise their respective rights and powers to ensure, so far as they lawfully can, that the JVCo complies with its obligations under this agreement and any other agreements to which the JVCo is a party, and that the Business is conducted in accordance with Good Industry Practice and on sound commercial and profit-making principles and in compliance with all Applicable Laws and the ESG Principles.

2.4
Top Ships shall procure that Central Shipping Monaco SAM (or such other manager as may be appointed by the Parties from time to time) (Manager) shall supervise the construction of the Vessel under the Shipbuilding Contract with a view to ensuring that the Vessel when delivered complies with the same and Top Ships undertakes to ensure for so long as Central Shipping Monaco SAM supervises the construction of the vessel that (i) it shall at all times act in accordance with first class supervision practice; and (ii) Gunvor is provided with monthly reports on the progress of the construction of the Vessel in such form and containing such information as Gunvor shall reasonably require.

3.            Completion

3.1	Completion shall take place on the date this agreement is signed by the Parties hereto.

3.2	At Completion, the Parties shall procure that such shareholder and board meetings of the JVCo and of its subsidiary City of Athens Inc. are held as may be necessary to:

(a)	adopt the Articles;

(b)
appoint Jan Andersen and Anbarasan Ramasamy as Gunvor Directors and to the extent not already effected appoint Alexandros Tsirikos and Andreas Louka as Top Ships directors so that there shall be a total of four (4) directors;

(c)	adopt the First Budget; and

(d)
ensure that the board of directors of the JVCo subsidiary City of Athens Inc. shall consist of a sole director, whose appointment and terms of reference shall be a Board Reserved Matter but who shall at all times only act in accordance with instructions from the Board in respect of any actions or decisions to be taken by or matters to be addressed by City of Athens Inc. (including but not limited to any actions or decisions to be taken or matters to be addressed in respect of the Shipbuilding Contract).

4.            Matters requiring consent of Shareholders and quorum for general meetings

4.1
Subject to clause 10.11, each Party shall procure that the JVCo and its subsidiary City of Athens Inc. shall not, without the prior written approval of all Shareholders, carry out any of the Reserved Matters (and for the avoidance of doubt where any matter would be a Reserved Matter or Board Reserved Matter in relation to the JVCo the equivalent matter in respect of the subsidiary City of Athens Inc. shall also be a Reserved Matter or a Board Reserved Matter).

4.2
The Board may convene a general meeting of the JVCo at any time. Such a general meeting shall be held at the JCVo's registered office or at such other places as all the Shareholders entitled to receive notice of and attend and vote at such a meeting, may determine.

4.3
At least twenty one (21) Business Days' notice of a general meeting shall be given to each Shareholder, unless the Shareholders approve in writing of a shorter period. Such notice shall be accompanied by an agenda identifying in reasonable detail the matters to be discussed at the meeting together with copies of any relevant papers to be discussed at the meeting.

4.4
Subject to clause 4.5, the quorum at any general meeting of the JVCo, or adjourned general meeting, shall be seventy five per cent (75%) of the issued Shares of the JVCo present when the relevant business is transacted. A person may participate in a meeting by telephone or other means whereby such person may at the same time hear and be heard by everybody else present; and persons who participate in this way shall be considered present at the meeting. If a quorum is not present within thirty (30) minutes of the time when the meeting should have begun or if during the meeting there is no longer a quorum, the meeting shall be adjourned to and reconvened to the same time and place on the Business Day falling ten (10) Business Days immediately after the proposed date of the meeting, unless all the Shareholders entitled to receive notice of and attend and vote at such a meeting, agree in writing on another period.

4.5	The quorum at any general meeting of the JVCo, where a Reserved Matter will be discussed, shall be one hundred per cent (100%) of the issued Shares of the JVCo.

4.6	No business shall be transacted by any general meeting unless a quorum is present at the commencement of the meeting and also when that business is voted on.

4.7	Subject to Clause 10.11, a resolution at a general meeting is passed if more votes are cast for it than against it.

4.8
At a general meeting, every Shareholder present in person (or by proxy) shall have one vote for each Share it holds (or is proxy for); and on a vote on a written members' resolution each Shareholder has one vote for each Share it holds, subject to applicable law. Any chairman of a general meeting shall not in any circumstances be entitled to a casting vote.

4.9
Notwithstanding any other provision of this Agreement, a Shareholder's written resolution is adopted when each of the Shareholders (or their representatives) has signed one or more copies of it. Once a Shareholder's written resolution has been adopted, it shall be treated as if it had been a decision taken at a general meeting in accordance with this Agreement.

5.            Compliance with ESG principles

5.1	Each Shareholder shall in respect of matters relating to JVCo, JVCo's subsidiary City of Athens Inc. and the Business:

(a)	Comply with applicable Anti-Bribery Laws and Sanctions;

(b)
Not take any action, and use its respective reasonable endeavours to procure that none of its respective Affiliates nor any of its or their respective Agents take any action, directly or indirectly, which would (or would reasonably be expected to) cause JVCo or the other Shareholder to be prosecuted and found guilty of, or rendered liable for, any violation of any applicable Anti-Bribery Laws or Sanctions; and

(c)
use reasonable endeavours to procure that none of the Agents of It or its Affiliates take any action, directly or indirectly, which would (or would reasonably be expected to) cause JVCo or the other Shareholder to be prosecuted and found guilty of, or rendered liable for, any violation of any applicable Anti-Bribery Laws or Sanctions.

5.2
A Shareholder or JVCo shall promptly inform the Board if it becomes aware of any breach of any of the obligations referred to in clause 5.1 by it, any of its Affiliates or any of its or their respective Agents.

5.3	JVCo shall and shall procure (to the extent it is able), that its Agents shall:

(a)	at all times comply with applicable ESG Principles and shall not undertake or cause to be undertaken any Prohibited Act;

(b)	not request any action, inaction or services by any third party that would violate any ESG Principles or cause that third party to undertake or cause to be undertaken any Prohibited Act;

(c)
not use any external Entity, representative or consultant unless the external Entity, representative or consultant has been subject to reasonable due diligence to ensure that it has a good business reputation and conducts its business in an ethical fashion and in compliance with the ESG Principles;

(d)
not take any action, directly or indirectly, which would (or would reasonably be expected to) cause the JVCo or the other Shareholder to be prosecuted and found guilty of, or rendered liable for, any violation of any applicable Anti-Bribery Laws or Sanctions.

5.4
JVCo shall and shall procure that City of Athens Inc. use reasonable endeavours to procure that none of their Agents take any action, directly or indirectly, which would (or would reasonably be expected to) cause any such company or Entity or the other Shareholder to be prosecuted and found guilty of, or rendered liable for, any violation of any Anti-Bribery Laws or Sanctions.

5.5
The obligation to use reasonable endeavours in respect of Agents referred to in clauses 5.1 and 5.4 shall include an obligation to inform each Agent of the obligations which apply to them pursuant to this Agreement.

5.6
The JV Co hereby undertakes to the Shareholders that it shall, within 45 Business Days following the end of each financial year, produce an ESG Principles Compliance Report, in respect of the JVCo and City of Athens Inc. for such financial year and present this to the Shareholders. The format and contents of this report will be agreed by the Board by the first financial year end.

5.7	The JV Co shall not and shall procure that City of Athens Inc. does not:

(a)
engage in or carry on any transactions, business or trade or enter into any contract or association with or involving, directly or indirectly, countries, territories, governments, entities, individuals and/or other persons that are the target of Sanctions, including persons acting for or on behalf of or owned or controlled by any person who is the target of Sanctions, and

(b)	engage in any activity that would reasonably be expected to cause it to become the target of Sanctions.

5.8
The JV Co shall and shall procure that City of Athens Inc. make and keep books, records and accounts, which accurately and fairly reflect its transactions, acquisitions and dispositions of goods, services and assets, and shall keep such books, records and accounts for a period of at least seven years following their creation.

5.9
Each Shareholder shall be entitled (at its cost) to have access to and to inspect all invoices and accompanying documents issued by, and the books and records of the JVCo and City of Athens Inc. in order to verify compliance with this clause 5 provided this right shall be exercised in a manner and at times which shall minimise any disruption to the Business (and may not be exercised at any time that would coincide with a year-end or quarter-end). The JVCo and City of Athens Inc. shall co-operate fully and promptly with any such audit or inspection.

5.10
Each Shareholder and the JVCo shall co-operate with any compliance audit or investigation and provide all information and assistance properly requested upon an investigation or inquiry by a Governmental Authority directed to any of them in respect of JVCo and its Business. Any additional costs incurred by each Shareholder in complying with this clause shall be borne by such Shareholder.

5.11	JV Co shall ensure that no Public Official will be hired or engaged as a consultant in any capacity by them or the JVCo or City of Athens Inc.

5.12
Each Shareholder shall not and shall use reasonable endeavours to procure that its shareholders, directors, or employees or any of its Affiliates will not act in contravention of the OECD Convention, the OECD Guidelines or UNCAC or offer, give or promise any payment or any undue pecuniary or other advantage directly or indirectly to, any employee, officer, official, or representative of any government or to any foreign public official (as defined in the OECD Convention) or to any political party or candidate for political office.

6.            Dividends

Subject to unanimous decision at a Shareholder general meeting and to the working capital needs of the JVCo, and applicable law, the Shareholders shall procure that all amounts legally available for distribution by the JVCo shall be distributed to the Shareholders by the JVCo as soon as reasonably possible, provided that no dividend shall be passed unless and to the extent there is an operating expense cash balance reserve of $300,000. All such distributions will also be subject to any restriction included in any loans facilitated by financing banks and/or Shareholders.

7.            Directors and management

7.1	The Board has responsibility for the supervision and management of the JVCo and its Business, subject to clause 4.

7.2	Subject to clause 10.10, there shall be four (4) directors on the Board made up of two (2) Top Ships Directors and two (2) Gunvor Directors.

7.3
Gunvor may appoint a Gunvor Director, and remove a Gunvor Director whom it has appointed, by giving notice in writing to JVCo and Top Ships. Top Ships may appoint a Top Ships Director, and remove a Top Ships Director whom it has appointed, by giving notice in writing to JVCo and Gunvor. The appointment or removal takes effect on the date on which the notice is received by JVCo or, if a later date is given in the notice, on that date.

7.4	The Shareholder removing a Director shall indemnify and keep indemnified the JVCo against any claim connected with the Director's removal from office.

7.5
The Parties intend there to be a meeting of Directors at least once every three (3) months. Participation in such meetings by telephone or other similar methods whereby such the participating person may at the same time hear and be heard by everybody else present at the meeting will be permitted and persons who participate in this way shall be considered present at the meeting.

7.6
The Parties shall ensure that at least ten (10) Business Days' notice of a meeting of Directors is given to all Directors entitled to receive notice accompanied by an agenda specifying in reasonable detail the matters to be raised.

7.7
A shorter period of notice of a meeting of Directors may be given if at least one (1) Top Ships Director and one (1) Gunvor Director agree in writing except as to where a Board Reserved Matter is to be discussed, where all Directors should consent to such a shorter period of notice.

7.8	The quorum at a meeting of Directors at which there are to be discussed any Board Reserved Matter (including adjourned meetings) is all of the Directors at the time of the meeting.

7.9	The quorum at any other meeting of Directors (including adjourned meetings) is one (1) Top Ships Director and one (1) Gunvor Director.

7.10	No business shall be conducted at any meeting of Directors unless a quorum is present at the beginning of the meeting and at the time when there is to be voting on any business.

7.11
The Shareholders shall procure that all Board meetings (including adjourned meetings) are quorate. However, if for any reason a quorum is not present within thirty (30) minutes of the time specified for a Directors' meeting in the notice of the meeting or if during the meeting there is no longer a quorum, then it shall be adjourned for same time and place on the Business Day falling five (5) Business Days immediately after the proposed date of the meeting, unless all the Directors entitled to receive notice of and attend and vote at such a meeting, agree in writing on another period.

7.12
A meeting of Directors shall be adjourned to another time or date (5 Business Days later) at the request of all the Top Ships Directors or all the Gunvor Directors present at the meeting. No business may be conducted at a meeting after such a request has been made. No more than one such adjournment may be made in respect of a meeting.

7.13	Except for Board Reserved Matters, a board resolution is passed if more votes are cast for it than against it.

7.14	in the case of Board Reserved Matters, a resolution is only passed if all of the Directors have voted in favour of it.

7.15	For the avoidance of doubt any chairman of a Meeting of the Board shall not in any circumstances be entitled to a casting vote.

7.16
Notwithstanding any other provision of this Agreement, a Directors' written resolution is adopted when each of the Directors has signed one or more copies of it. Once a Directors' written resolution is adopted it shall be treated as if it had been a decision taken at a meeting of the Board in accordance with this Agreement.

7.17
Unless otherwise agreed by the Shareholders, no Director shall be entitled to receive any remuneration by way of salary, commission, fees or otherwise in relation to the performance of their duties as a Director from JVCo.

8.            Budget

8.1
The Budget is an annual budget for the Vessel which shall include the budget for the purposes of the Ship Management Agreement and all finance, capital expenses and operating costs plus all other non-Vessel related costs of the JVCo (included but not limited to the corporate costs) and which shall be prepared by the Manager. The First Budget shall also include a working capital reserve of one (1) month's operating expenses.

8.2	The Budget for the period from the date of Delivery until 31st December of that year is set out in Schedule 4 and shall be adopted by the Parties at Completion (First Budget).

8.3	Budgets other than the First Budget shall be:

(a)	prepared by the Board at least sixty (60) days before each calendar year; and

(b)	considered, and if thought fit, adopted and approved unanimously by the Board.

9.            Accounting and Reporting

9.1	Accounting Principles

The JVCo shall prepare its financial statements under US GAAP and procure that these are converted into, reviewed and audited in accordance with IFRS. The Shareholders shall use all reasonable endeavours to ensure that the JVCo meets any Shareholder's reasonable requirements in relation to their own respective audits.

9.2	Reporting to the Shareholders

9.2.1.	The JVCo shall supply the Shareholders on an equal and timely basis with:

(a)
quarterly management accounts for the JVCo in respect of each quarter within thirty (30) days of the end of such quarter, on a best effort basis, but in no case later than forty five (45) days of the end of such quarter, such accounts to include:

i.	a balance sheet, profit and loss account and cashflow statement per US GAAP;

ii.	a cashflow forecast for the next three months;

iii.	a capital expenditure statement;

iv.	Information on operating and capital expenses incurred during the quarter that were not included in the approved Budget.

v.	such additional information as the Shareholders shall agree from time to time,

(b)
draft annual accounts for the JVCo both under US GAAP and IFRS in a form substantially approved by the Auditors, no later than ninety (90) days after the end of the financial year to which they relate and in any event no later than is necessary to allow compliance with Singapore law filing requirements;

(c)	annual audited accounts under IFRS of JVCo by no later than 30th of April in each year; and

(d)
a report on a quarterly basis (unless the Parties agree another frequency) of its compliance with the principles of the Gunvor Health, Safety, Environmental and Communities Governance Framework the content of which is to be agreed by the Board; and

(e)	monthly information in relation to the cash inflows and outflows of the relevant JVCo earnings account.

9.3	Access to information

9.3.1
Subject to clause 20, each Shareholder and its authorised representatives shall be allowed access at all reasonable times to examine (and at its expense to take copies of) the books and records of the JVCo and its subsidiary, City of Athens, Inc.

9.3.2.
Each Shareholder reserves the right to undertake an audit (financial and/or health, safety environmental and communities governance and/or operational risks-related) of the JVCo and / or City of Athens Inc. at its own cost, either by Its own internal audit staff or by external advisers. Such Shareholder shall give the JVCo at least two weeks written notice of its intention to carry out such an audit. The JVCo and City of Athens Inc. shall co-operate fully and promptly with any such audit or inspection and take into account any recommendations arising from any assessments to be conducted by a Shareholder and implement any remediation requirements.

10.          Finance for the JVCo

10.1
The maximum amount each Shareholder is severally committed to contribute to the JVCo during the pre-delivery period shall be such amounts in the Respective Proportions as are necessary to fund the pre-Delivery costs of the JVCo in accordance with the Pre-Delivery Costs Schedule.

10.2
Following the adoption of the First Budget and any subsequent Budget by the Board, the Parties shall contribute to the JVCo in their Respective Proportions and at the times specified therein the amounts required by the Budget at the times requested by the Board, and within five (5) Business Days of such request.

10.3
The Parties agree that, if JVCo requires finance in addition to the Budget, and provided that there are insufficient funds in the earnings account, the JVCo shall be financed, so far as practicable, from an external funding source or sources (parties providing external finance being a "Lender") and on terms to be agreed between the Board, the Parties and any relevant third Parties.

10.4	With regard to clause 10.3 above, the Parties shall seek the required externally sourced finance on the best possible terms available at the time and for a transaction of this type, having in mind:

(a)	Interest rate being offered;

(b)	the fees and other costs which would apply;

(c)	the repayment terms;

(d)	the percentage of the Fair Market Value of the Vessel that would be advanced and the related loan to value covenant required;

(e)
the terms of security required by any Lender (it being understood that industry standard terms may require the grant of a first priority mortgage over the Vessel and collateral deed of covenants (if applicable) and an assignment of the Vessel's earning and insurances and on the basis that no parent guarantees shall be provided as part of the security to the Lender); and

(f)	the need for the terms of the loan to accommodate the objectives set out in this Agreement.

10.5	For the avoidance of doubt, the final decision as to whether to accept a proposal from a Lender shall constitute a Reserved Matter.

10.6
In the event any Shareholder (Party A) is required to make any payment to any Lender in connection with any form of guarantee issued in favour of such Lender in respect of any lending facility to the JVCo (provided in accordance with this Agreement), the other Shareholder (Indemnifying Party) shall, subject to payment or due demand of the relevant sum having been properly evidenced to the Indemnifying Party, indemnify and keep Party A indemnified in respect of their Respective Proportion of any sum paid or duly demanded to be paid by Party A from time to time under the terms of such guarantee with the intention that each of the Shareholder bears its Respective Proportion of such liability. This indemnity shall not prejudice or replace any right of subrogation that may exist against the JVCo.

10.7
If the Board resolves at any time that JVCo requires further finance in addition to funds available in the earnings account and any financing it has taken out pursuant to clause 10.3 (Additional Funding), the Board shall Issue a written notice to each Party (Funding Notice) setting out the amount of the Additional Funding required and the reasons for such Additional Funding. For the avoidance of doubt the Board shall not issue a Funding Notice until such time as all efforts to raise additional funding from external sources have been exhausted.

10.8
Within five (5) Business Days of receiving the Funding Notice, the Parties shall use their reasonable endeavours to determine whether the Additional Funding should be provided and, if so, whether it shall be provided by means of:

(a)	loans from the Shareholders in their Respective Proportions;

(b)	a subscription for further Shares in the JVCo by the Shareholder in their Respective Proportions;

(c)	a mixture of (a) and (b); or

(d)	by any other means.

In default of agreement within such five (5) Business Day period, Additional Funding shall be provided by way of a subscription for further Shares in the JVCo by the Shareholders in their Respective Proportions within twenty (20) Business Days (but subject always to clause 10.9).

10.9
If any Shareholder fails to contribute such sum as is required to the JVCo in its Respective Proportion pursuant to clause 10.8 (Non-Paying Shareholder) within the timescale provided then, the other Shareholder (Paying Shareholder) shall be entitled, but not bound, within a further 30 days to either:

(a)	where the contribution is to be made in return for a subscription for further shares, subscribe for the Non-Paying Shareholder's Respective Proportion of the Shares; or

(b)	advance an amount equal to the Non-Paying Shareholder's contribution by way of a loan to the JVCo, such loan to be on an arm's length basis; or

(c)	upon the expiry of such thirty (30) day period, exercise its right as Paying Shareholder under clause 15.

10.10	If as a result of the application of clause 10.9 (a) and/or 10.9 (c), either Top Ships on the one hand or Gunvor on the other hand hold:

(a)	less than 20% of the total number of Shares, such Shareholder shall not be entitled to nominate any Director to the Board and shall procure that both its existing Directors resign;

(b)
20% or more but less than 50% of the total number of Shares, such Shareholder shall be entitled to nominate for appointment up to one (1) Director to the Board and shall procure that one (1) of its existing Directors resign;

(c)	50% or more but less than 51% of the total number of Shares, such Shareholder shall be entitled to nominate for appointment up to two (2) Directors to the Board;

(d)	51% or more but less than 79.99% of the total number of Shares, such Shareholder shall be entitled to nominate for appointment up to three (3) Directors to the Board;

(e)	80% or more of the total number of Shares, such Shareholder shall be entitled to nominate for appointment up to four (4) Directors to the Board,

and the Shareholders shall procure the appointment/resignation of any Directors by means of a meeting of the Shareholders as soon as practicable following such nomination.

10.11
If following the application of clause 10.9 (a) and/or 10.9 (c) Top Ships on the one hand, or Gunvor on the other hand own 80% or more of the Shares, Reserved Matters shall be passed if approved by holders representing 80% or more of the Shares.

11.          Deadlock

11.1	There is a deadlock if a resolution in respect of any Reserved Matters or Board Reserved Matters Is proposed and one of the following applies:

(a)
the Board has not passed a resolution or approved a written resolution relating to a Board Reserved Matter which has been put to it in accordance with this Agreement or the Articles, either because the requisite majority has not voted in favour of it or because two or more consecutive Board meetings have been dissolved for lack of a quorum; or

(b)
the Shareholders has not passed a resolution or approved a written resolution relating to a Reserved Matter which has been put to it in accordance with this Agreement or the Articles, either because the requisite majority has not voted in favour of it or because two or more consecutive Board meetings have been dissolved for lack of a quorum.

11.2
Either Gunvor or Top Ships may within five (5) Business Days of the meeting at which the deadlock arises serve notice on the other Shareholder (Deadlock Notice) stating that in its opinion a deadlock has occurred and identifying the matter giving rise to the deadlock.

11.3
On the date of service of the Deadlock Notice, Gunvor and Top Ships shall each refer the Reserved Matter or Board Reserved Matter giving rise to the deadlock to their respective Chief Executive Officers of Top Ships Inc. and Gunvor Group Ltd for resolution. The Parties shall use all reasonable endeavours in good faith to resolve the dispute within fourteen (14) days in a way that is in the best interests of the JVCo.

11.4
For the avoidance of doubt neither Party shall be entitled to serve a Deadlock Notice if a resolution is proposed during a meeting of the Board or the Shareholders in respect of any matter that is not a Reserved Matter or Board Reserved Matter.

12.          Resolution of deadlock

12.1
Subject to clause 12.8 if within fourteen (14) days of the service of a Deadlock Notice the Shareholders fail to resolve the dispute to which such Deadlock Notice relates either Shareholder may serve a Deadlock Resolution Notice on the other Shareholder within five (5) Business Days. A Deadlock Resolution Notice is a notice served by a Shareholder on the other in which the server offers, at the price for each Share specified in the notice (in cash and not on deferred terms), either to: (i) sell all its Shares in the JVCo to the recipient of the notice; or (ii) to buy all the recipient's Shares in the JVCo.

12.2
The recipient of a Deadlock Resolution Notice may choose to do either of the following, at the price for each Share specified in the Deadlock Resolution Notice, by serving a counter-notice within ten (10) Business Days of receiving the Deadlock Resolution Notice:

(a)	buy all the Shares in the JVCo together with any outstanding Shareholder loans of the server of the Deadlock Resolution Notice; or

(b)	sell all its Shares in the JVCo together with any outstanding Shareholder loans to the server of the Deadlock Resolution Notice.

12.3
If no counter-notice is served within the period of ten (10) Business Days available, the recipient of the Deadlock Resolution Notice is deemed to have accepted the offer in the Deadlock Resolution Notice at the expiry of that period.

12.4
The service of a counter-notice, or deemed acceptance of the Deadlock Resolution Notice, shall bind the Shareholders to buy and sell the applicable Shares and Shareholder loans (as the case may be) provided that the seller shall warrant that it is selling the applicable Shares and Shareholder loans with full title guarantee and shall provide to the other Shareholder such information and documentation as is reasonably requested to prove good title to the Shares and to enable the other Shareholder to be registered as the holder of such Shares. The closing of the transaction shall take place within thirty (30) days from the date of the counter notice or the date of the deemed acceptance.

12.5	If both Gunvor and Top Ships serve a Deadlock Resolution Notice under clause 12.1 only the Deadlock Resolution Notice containing the highest price per share shall be effective.

12.6	If at the end of the ten (10) Business Day period specified in clause 12.2 neither Top Ships nor Gunvor has served a Deadlock Resolution Notice, either Shareholder may elect by written notice served on the other Shareholder for the JVCo to be wound up in accordance with clause 17.

12.7	References in this clause to Shares held by a Shareholder in the JVCo are to all the Shares in the JVCo held by that Shareholder and not to some only of those Shares.

12.8
A Shareholder shall not be entitled to serve a Deadlock Resolution Notice pursuant to clause 12.1 in respect of a deadlock which arises in the Lock Up Period (as defined below). However, where a Shareholder is not entitled to serve a Deadlock Resolution Notice pursuant to this clause 12.8 and the Reserved Matter or Board Reserved Matter in respect of which the deadlock arises is marked as a "Deadlock Matter" in Schedule 1 or Schedule 2 such Shareholder shall be entitled to refer the deadlock to arbitration pursuant to clause 37 and the arbitrators shall be asked to make a binding determination on how the deadlock should be resolved in the best interests of the JV Co. Where the Reserved Matter or Board Reserved Matter in respect of which the deadlock arises Is not marked as "Deadlock Matter" in Schedule 1 or Schedule 2 there shall be no requirements to resolve the deadlock and the relevant resolution shall not be carried.

13.          Transfer of shares

13.1	No Party shall create any Encumbrance over, transfer or otherwise dispose of or give any person any rights in or over any Share or interest unless

(a)	it is permitted or required under this agreement; and

(b)
in the case of transfer of Shares the transferee also acquires the benefit and burden of any outstanding loan from the transferor to JVCo and procures the release of any guarantee entered into by the transferor.

13.2
No Shareholder may transfer any of its Shares (other than to a Permitted Transferee (as defined below)) for a period of three (3) years from the Completion Date ("Lock Up Period") unless it is otherwise permitted or required to do so under this Agreement. It is also agreed that the JVCo shall not sell the Vessel to any third party during the Lock Up Period, unless approved by both Shareholders as a Reserved Matter.

13.3
A Shareholder may transfer all (but not some) of its Shares to a member of its Group (a "Permitted Transferee") without the consent of the other Shareholder (a "Permitted Transfer") if, at the time of the transfer and in relation to all the Shares being transferred, the transferring Party:

(a)	procures that the transferee executes and delivers to the other Parties a Deed of Adherence agreeing to be bound by the terms of this agreement as if it was a Party to it; and

(b)	guarantees all the obligations and any liabilities of the transferee under this agreement

13.4	In no circumstance is a transfer of Shares to a Restricted Person allowed.

13.5
Notwithstanding any other provision of this Agreement, the Shareholders irrevocably undertake and confirm that they shall not take any action(s) (including but not limited to transferring any Shares) which would result in JVCo failing to comply with the terms of any loan or related security documentation entered into by JVCo, the Shareholders or any of their Affiliates and any external lender or financial institution without first obtaining the written consent of the applicable external lender or financial institution.

14.          Right of First Refusal

14.1	Subject to clauses 13.4 and 14.2, if any Shareholder ("Seller") wishes to transfer some or all of its Shares and any loans advanced by the Seller to JVCo (Shareholder Loans) to a bona fide third party on arm's length terms (Proposed Buyer) following the expiry of the Lock Up Period, the other Shareholder (Continuing Shareholder) shall have a right of first refusal to acquire the Shares and Shareholder Loans for the same price as that offered by the Proposed Buyer by following the procedure in this clause 14.

14.2	The right of first refusal in clause 14.1 shall not apply to a Permitted Transfer.

14.3
The Seller shall give a notice to the Continuing Shareholder specifying details of the proposed transfer including the name of the Proposed Buyer and the proposed price (a Transfer Notice). The Continuing Shareholder shall have ten (10) Business Days to inform the Seller whether or not they wish to exercise their right of first refusal. If a Continuing Shareholder does wish to so exercise its right, then completion shall occur no later than forty five (45) Business Days thereafter. If a Continuing Shareholder does not wish to exercise its right to do so (or if it does not reply), then the Seller may transfer the Shares and Shareholder Loans not taken up by the Continuing Shareholders to the Proposed Buyer.

15.          Compulsory Transfers

15.1	If anything referred to in this clause 15.1 happens to a Shareholder it is a Compulsory Transfer Event in respect of that Shareholder and the provisions of this clause 15 and clause 16 shall apply:

(a)	the Shareholder becomes insolvent or is unable to pay its debts within the meaning of the insolvency legislation applicable to that Shareholder and has stopped paying its debts as they fall due;

(b)	a step is taken to initiate any process by or under which:

i.	the ability of the creditors of the Shareholder to take any action to enforce their debts is suspended, restricted or prevented; or

ii.	a person is appointed to manage the affairs, business and assets of the Shareholder on behalf of the Shareholder's creditors; or

iii.	the holder of a charge over the business and/or assets of the Shareholder is appointed to control the business and/or assets of the Shareholder.

(c)	the Shareholder commits a material breach of this agreement which if capable of remedy has not been so remedied within 20 Business Days of the other Shareholder requiring such remedy; or

(d)	the Paying Shareholder invokes the provision of Clause 10.9(c) due to the failure of the Non-Paying Shareholder to comply therewith; or

(e)	the Shareholder is subject to a Change of Control.

15.2
If a Compulsory Transfer Event happens to a Shareholder, (in this clause the Seller), it shall give notice of such event to the other Shareholder (in this clause the Buyer) as soon as possible and, if it does not, it is deemed to have given notice of it on the date on which the Buyer becomes aware of such Compulsory Transfer Event ("Compulsory Transfer Notice").

15.3
As soon as practicable after service, or deemed service, of the Compulsory Transfer Notice, the Shareholders shall appoint the Valuer to determine (as defined below) the Fair Value of the Seller's Shares in the JVCo ("Sale Shares") in accordance with clause 16.

15.4
The Buyer has the right, within ten (10) Business Days of receiving notification of the Fair Value (as defined below) determined by the Valuer (as defined below) to serve a notice on the Seller either to:

(a)
buy all of the Sale Shares at 80% of the Fair Value (as defined below) and acquire the Shareholder Loans at the value of the outstanding principal plus accrued but unpaid interests (unless the Compulsory Transfer Event(s) relied on to serve the Compulsory Transfer Notice includes an event under clauses 15.1 (a), (b) or (e) in which case the reference to "80%" shall be replaced with a reference to "100%"); or

(b)
sell all of its own Shares to the Seller at 120% of the Fair Value (as defined below) and sell the Shareholder Loans at the value of the outstanding principal +accrued but unpaid interests (unless the Compulsory Transfer Event(s) relied on to serve the Compulsory Transfer Notice include an event under clauses 15.1 (a), (b) or (e) in which case the reference to "120%" shall be replaced with a reference to "100%"). In case of clause 15.1 (a) or (b), no right to sell to an insolvent party exists.

15.5
The service of a notice to buy or sell (as the case may be) under clause 15.4 shall bind the Shareholders to buy and sell the Shares (and, if applicable Shareholder Loans) (as the case may be) and the Seller shall warrant that it is selling the Shares (and Shareholder Loans if applicable) with full title guarantee and shall provide to the other Shareholder such information and documentation as is reasonably requested to prove good title to the Shares (and Shareholder Loans if applicable) and to enable the other Shareholder to be registered as the holder of such Shares (and Shareholder Loans if applicable).

15.6
If at the end of the period specified in clause 15.4 the Buyer has not served a notice to buy the Sale Shares (and Shareholder Loans if applicable) or sell its own Shares (and Shareholder Loans if applicable) pursuant to clause (b) any rights of the Buyer pursuant to clause 15.4 to acquire the Sale Shares (and Shareholder Loans if applicable) or sell its Shares (and Shareholder Loans if applicable) shall lapse.

16.          Valuation (only applicable to compulsory transfers)

16.1	The Shareholders shall endeavour to agree on the appointment of an independent valuer (the "Valuer') and to agree the terms of the appointment with the Valuer.

16.2
If the Shareholders are unable to agree on the appointment of a Valuer within fifteen (15) Business Days of either Shareholder serving details of a suggested valuer on the other, either Shareholder shall then be entitled to request an arbitrator to appoint a Valuer of repute with international experience in the valuation of shipping companies and agree the Valuer's terms of appointment.

16.3	The Valuer shall be requested to determine the Fair Value within forty five (45) Business Days of his appointment and to notify the Shareholders in writing of his determination.

16.4	All matters under this clause 16 shall be conducted, and the Valuer's decisions shall be written, in the English language.

16.5
The Fair Value for any Sale Share shall be the price per Share determined by the Valuer based on the mean average of the market valuations of the Vessel obtained by the Valuer from each of Clarkson Research Services Ltd, Arrow Research Ltd and Simpson Spence and Young Ltd and the following further bases and assumptions:

(a)	valuing each of the Sale Shares as a proportion of the total value of all the issued shares in the capital of the JVCo without any premium or discount being attributable to the percentage of the issued share capital of the JVCo which they represent or for the rights or restrictions applying to the Sale Shares;

(b)	if the JVCo is then carrying on business as a going concern, on the assumption that it will continue to do so;

(c)	the sale is to be on arms' length terms between a willing buyer and a willing seller;

(d)	the Sale Shares are sold free of all Encumbrances;

(e)	the sale is taking place on the date the Valuer were requested to determine the Fair Value; and

(f)	to take account of any other factors that the Valuer reasonably believe should be taken into account.

16.6	The "Fair Value" for any Sale Share will be the value determined by the Valuer.

16.7
The Shareholders are entitled to make submissions to the Valuer and will provide (or procure that the JVCo provides) the Valuer with such assistance and documents as the Valuer reasonably require for the purpose of reaching a decision, subject to the Valuer agreeing to give such confidentiality undertakings as the Shareholders may reasonably require.

16.8
To the extent not provided for by this clause 16, the Valuer may, in his reasonable discretion, determine such other procedures to assist with the valuation as they consider Just or appropriate, including (to the extent they consider necessary) instructing professional advisers to assist them in reaching their valuation.

16.9	The Valuer shall act as expert and not as arbitrator and his written determination shall be final and binding on the Parties (in the absence of manifest error or fraud).

16.10	The cost of the Fair Value calculation shall be borne by the JVCo.

17.          Termination and liquidation

17.1	Subject to clause 17.2, this Agreement shall terminate:

(a)	when only one Shareholder holds all the Shares; or

(b)
when a resolution is passed by the Shareholders or creditors, or an order is made by a court or other competent body or person instituting a process that shall lead to the JVCo being wound up and its assets being distributed among the JVCo's creditors, Shareholders or other contributors.

17.2
On termination of this Agreement, the following clauses shall continue in force: clause 1 (interpretation); this clause; clause 20 (confidentiality); clause 26 (assignment and other dealings); clause 27 (entire agreement); clause 28 (variation and waiver); clause 29 (costs); clause 30 (no partnership or agency); clause 31 (notices); clause 32 (severance); and clause 37 (governing law and jurisdiction).

17.3
Termination of this Agreement shall not affect any rights, remedies, obligations or liabilities of the Parties that have accrued up to the date of termination, including the right to claim damages in respect of any breach of the agreement which existed at or before the date of termination.

17.4	If this agreement terminates each Party shall, if requested by the other, procure that the name of the JVCo is changed to avoid confusion with the name of the Party making the request.

17.5
Where, following an event referred to in clause 17.1(b), the JVCo is to be wound up and its assets distributed, the Parties shall agree a suitable basis for dealing with the interests and assets of the JVCo and shall endeavour to ensure that, before dissolution:

(a)	all existing contracts of the JVCo are performed to the extent that there are sufficient resources;

(b)	the JVCo shall not enter into any new contractual obligations;

(c)	the JVCo's assets are distributed as soon as practical.

18.          Drag Along

18.1
Provided that the procedures in clauses 13 and 14 have been exhausted, and subject always to clause 13.4, if Top Ships on the one hand, or Gunvor on the other hand (provided in each case, the Shareholder holds not less than 50% of the Shares) ("Selling Shareholder") wish to transfer all (but not some only) of its Shares ("Sellers' Shares") (and Shareholder Loans if applicable) to a bona fide purchaser on arm's length terms ("Proposed Buyer"), the Selling Shareholder may require the other Shareholder ("Called Shareholder") to sell and transfer all its shares ("Called Shares") (and Shareholder Loans if applicable) to the Proposed Buyer (or as the Proposed Buyer directs) in accordance with the provisions of this clause 18 ("Drag Along Option").

18.2
Subject to clause 18.1, the Selling Shareholder may exercise the Drag Along Option at any time after the third anniversary of the Completion Date and shall only be exercised by the Shareholder wishing to exercise its option giving written notice to that effect to the Called Shareholder ("Drag Along Notice"). The Drag Along Notice shall specify:

(a)	that the Called Shareholder is required to transfer all its Called Shares (and Shareholder Loans if applicable) pursuant to this clause 18;

(b)	the person to whom the Called Shares (and Shareholder Loans if applicable) are to be transferred;

(c)
the purchase price payable for the Called Shares ("Offer Price") which shall, for each Called Share be an amount at least equal to the price per share offered by the Proposed Buyer for the Sellers' Shares;

(d)	the value of any Shareholder Loans outstanding and accrued but unpaid interest; and

(e)	a date, which is no less than five and no more than forty five (45) Business Days after the date of the Drag Along Notice, on which completion is to take place.

18.3
Where a Drag Along Option is exercised the Selling Shareholder shall, as a condition precedent to the transfer of the Called Shares to the Proposed Buyer, pay or procure the payment of the Shortfall to the Called Shareholder in addition to the Offer Price. For the avoidance of doubt if a Drag Along Option is exercised after the ninth anniversary of Completion the provisions of this Clause shall not apply.

18.4
Once issued, a Drag Along Notice shall be irrevocable. However, a Drag Along Notice shall lapse if, for any reason, the Selling Shareholder has not entered into a definitive agreement to sell the Sellers' Shares to the Proposed Buyer within forty five (45) Business Days of serving the Drag Along Notice. The Selling Shareholders may serve further Drag Along Notices following the lapse of any particular Drag Along Notice.

18.5	No Drag Along Notice shall require a Called Shareholder to agree to any terms except those specifically set out in this clause 18.

18.6
The proposed sale of the Sellers' Shares by the Selling Shareholder to the Proposed Buyer is subject to the rights of pre-emption set out in clauses 13 and 14, but the sale of the Called Shares by the Called Shareholder shall not be subject to those provisions.

18.7
Completion of the exercise of a Drag Along Option shall take place on the date specified in the Drag Along Notice or such later date as agreed by Gunvor, Top Ships and the Proposed Buyer in writing. At completion: (i) the Proposed Buyer shall pay the Offer Price to the Called Shareholders in cash; (ii) the Selling Shareholders shall pay, or procure the payment of, any Shortfall in cash to the Called Shareholders; (iii) the Called Shareholders shall execute and deliver a transfer of the shares to the Proposed Buyer together with the relevant certificate(s) or an indemnity, in a form reasonably satisfactory to the Proposed Buyer, in respect of any lost certificate, together, in either case, with such other evidence (if any) as the Proposed Buyer may reasonably require to prove good title to the Called Shares or enable it to be registered as the holder of the Called Shares; and (iv) assignment of Shareholder Loans as applicable.

18.8
If a Selling Shareholder is entitled to serve a Drag Along Notice pursuant to clause 18 but has not done so it shall notify the other Shareholder of this at least thirty (30) Business Days before completion of the sale of the Sellers' Shares to the Proposed Buyer is due to take place and following receipt of such notice the other Shareholder shall be entitled by notice in writing within five (5) Business Days to require the Selling Shareholder to serve a Drag Along notice in respect of its Shares in which case the terms of clauses 18.2-18.8 shall apply save that (i) if the Proposed Buyer does not wish to buy all of the Shares which become Called Shares because of this clause 18.8 on the terms set out in clauses 18.2-18.8 it shall not be obliged to so and (unless otherwise agreed by the Called Shareholders) in such case the sale of the Sellers' Shares shall not proceed; and (ii) the Called Shareholder shall not be entitled to receive any Shortfall.

18.9
If, after to the Lock up Period, Top Ships on the one hand, or Gunvor on the other hand (provided in each case, the Shareholder holds not less than 50% of the Shares) ("Vessel Selling Shareholder") wish to sell the Vessel to a bona fide purchaser on arm's length terms ("Proposed Vessel Purchaser"), the Vessel Selling Shareholder may, subject at all times to the provisions of Clause 18.10, require the other Shareholder to agree to the sale of the Vessel to the Proposed Vessel Purchaser by serving written notice on the other Shareholder ("Vessel Sale Notice") specifying the identity of the Proposed Vessel Purchaser and the principal terms agreed in relation to the sale including but not limited to the purchase price for the Vessel (the "Vessel Offer Price"). In the event the Vessel Offer Price is less than the Minimum Valuation then as a condition precedent to the sale of the Vessel to the Proposed Vessel Purchaser, the Selling Shareholder shall pay or procure the payment of the Shortfall to the other Shareholder. For the avoidance of doubt, the payment of any Shortfall shall not apply after the ninth anniversary of Completion.

18.10
Following service of a Vessel Sale Notice by the Vessel Selling Shareholder, the other Shareholder shall be granted a right of first refusal to purchase the Vessel on the same terms as set out in the Vessel Sale Notice and shall be entitled within 5 Business Days of the date of the Vessel Sale Notice to serve a written notice on the Vessel Selling Shareholder ("Counter Notice") exercising such right of first refusal following which the other Shareholder shall be obliged to purchase and JVCo shall be obliged to sell the Vessel to the other Shareholder within 45 days of the date of the Counter Notice. If the other Shareholder does not wish to exercise its right of first refusal (or if it does not reply), then the Vessel Selling Shareholder may sell the Vessel to the Proposed Vessel Purchaser on the same terms as are set out in the Vessel Sale Notice.

19.          Status of agreement

19.1	Each Party shall, to the extent that it is able to do so, exercise all its voting rights and other powers in relation to the JVCo to procure that the provisions of this Agreement are properly and promptly observed and given full force and effect according to the spirit and intention of the Agreement.

19.2	If there is an inconsistency between any of the provisions of this Agreement and the provisions of the Articles, the provisions of this agreement shall prevail as between the Parties.

19.3
The Parties shall, when necessary, exercise their powers of voting and any other rights and powers they have to amend, waive or suspend a conflicting provision in the Articles to the extent necessary to permit the JVCo and its Business to be administered as provided in this Agreement.

20.          Confidentiality

20.1	In this clause Confidential Information means any information which:

(a)	a Party may have or acquire at any time in relation to the Business or affairs of JVCo;

(b)
a Party may have or acquire at any time in relation to the business or affairs of another Party or any member of another Party's Group, as a consequence of the negotiations relating to this Agreement or any other agreement or document referred to in this Agreement or the performance of the Agreement or any other agreement or document referred to in this Agreement; or

(c)	relates to the contents of this Agreement (or any agreement or arrangement entered into pursuant to this Agreement).

20.2
Each Party shall at all times keep confidential (and ensure that its employees, agents, subsidiaries and the employees and agents of such subsidiaries, and JVCo (in respect of information specified in clause 20.1(b) and clause 20.1(c)) shall keep confidential) any Confidential Information and shall not use or disclose any such Confidential Information except to professional advisers subject to the same restrictions as are contained in this clause or as required by law or regulatory authority[1].

21.          Announcements

21.1
Subject to clause 21.2, no Party shall make, or permit any person to make, any public announcement, communication or circular ("announcement") concerning the existence, subject matter or terms of this agreement, the wider transactions contemplated by it, or the relationship between the Parties, without the prior written consent of the other Parties

________________

(such consent not to be unreasonably withheld or delayed). The Parties shall consult together on the timing, contents and manner of release of any announcement.

21.2
Where an announcement is required by law or any governmental or regulatory authority (including, without limitation, any relevant securities exchange), or by any court or other authority of competent jurisdiction, the Party required to make the announcement shall promptly notify the other Parties. The Party concerned shall make all reasonable attempts to agree the contents of the announcement before making it.

21.3
Top Ships and Gunvor shall release an announcement in the agreed form following Completion and Top Ships Inc shall file all agreements as required by the SEC but shall ensure that such filings disclose the minimum information required in order to comply with SEC rules.

22.          Reflagging And Redomiciliation

If any Party becomes aware at any time after Completion that there will be a change to the existing exemption of shipping profits under Section 13A of the Singapore Income Tax Act applicable in Singapore in the future, or to any other tax legislation applicable in Singapore (including with respect to tonnage tax) by reference to the tax law applicable in Singapore as at the Completion Date, it shall immediately notify the other Parties. If as a result of the proposed tax changes it is anticipated that the fiscal situation of JVCo will be Significantly Impacted (as defined below), the Parties agree to meet as soon as reasonably practicable and shall discuss on a good faith basis the steps to be taken in order to mitigate the effect of the same, the focus of which shall be relocating JVCo and procuring the relocation of the Vessel's flag taking into account the interest of the JV Co and with the objective that the tax situation be neutral for the Shareholders. All costs and expenses associated with such relocation shall be borne by JVCo.

"Significantly Impacted" means JVCo is expected to be liable for tax, including income tax, tonnage tax and any other tax that may be imposed, in any financial year in excess of USD50,000 above the level of tax provided for in the First Budget.

23.          Further assurance

Each Party (at its own expense) shall, and shall use all reasonable endeavours to procure that any relevant third party shall, promptly execute and deliver such documents and perform such acts as another Party may reasonably require from time to time for the purpose of giving full effect to this Agreement.

24.          Indemnity

Top Ships hereby irrevocably undertakes to pay Gunvor an amount equal to Gunvor's Respective Proportion of any US Federal Income Tax which may be or become payable by the JVCo, pursuant to Internal revenue Code (IRC) s887 if, as a consequence of the Top Ships inability to provide the JVCo with the necessary ownership statement required under s883 or regulations made thereunder with respect to any non-US investors or intermediaries entities, any of such companies or entities is not able to claim the exemption from the US Federal Income Tax under IRC s883.

Gunvor hereby irrevocably undertakes to pay Top Ships an amount equal to Top Ships' Respective Proportion of any US Federal Income Tax which may be or become payable by the JVCo, pursuant to Internal revenue Code (IRC) s887 if, as a consequence of the Gunvor's inability to provide the JVCo with the necessary ownership statement required under s883 or regulations made thereunder with respect to any non-US investors or intermediaries entities, any of such companies or entities is not able to claim the exemption from the US Federal Income Tax under iRC s883.

If a liability arises as a consequence of both Top Ships' and Gunvor's inability to provide the JVCo with the necessary ownership statement required pursuant to the above then Top Ships and Gunvor shall each be responsible for their own proportion of such US Federal Income Tax.

25.          Disputes in relation to the Ship Management Agreement and Time Charter

The Shareholders agree that if the JVCo or Gunvor claims that Manager has committed a breach of the Ship Management Agreement and the Board is unable to agree whether such breach has occurred, or the manner in which any such breach shall be dealt with, then Gunvor shall be entitled to pursue in such manner and using such adviser as it sees fit any claim for breach of the Ship Management Agreement in the name and on behalf and at the expense of the JVCo. In such circumstances Top Ships acknowledges that neither it nor the Top Ships appointed directors shall be entitled to receive any information containing or referring to any advice (legal or otherwise) received by Gunvor in connection therewith.

The Shareholders agree that if the JVCo or Top Ships claims that Clearlake has committed a breach of the Time Charter and the Board is unable to agree whether such breach has occurred, or the manner in which such breach shall be dealt with, then Top Ships shall be entitled to pursue in such manner and using such adviser as is sees fit any claim for breach of the Time Charter in the name and on behalf and at the expense of the JVCo. In such circumstance Gunvor acknowledges that neither it nor the Gunvor appointed directors shall be entitled to receive any information containing or referring to any advice (legal or otherwise) received by Top Ships in connection therewith.

26.          Assignment and other dealings

No Party shall assign, transfer, mortgage, charge, subcontract, declare a trust over or deal in any other manner with any or all of its rights and obligations under this Agreement (or any other document referred to in it) without the prior written consent of the other Party (such consent not to be unreasonably withheld or delayed).

27.          Entire agreement

27.1
This Agreement (together with the documents referred to in it) constitute the entire Agreement between the Parties and supersede and extinguish all previous discussions, correspondence, negotiations, drafts, agreements, promises, assurances, warranties, representations, arrangements and understandings between them, whether written or oral, relating to their subject matter.

27.2
Each Party acknowledges that in entering into this Agreement (and any documents referred to in it), it does not rely on, and shall have no remedies in respect of, any statement, representation, assurance or warranty (whether made innocently or negligently) that is not set out in this Agreement (or those documents).

28.          Variation and waiver

28.1	No variation of this Agreement shall be effective unless it is in writing and signed by the Parties (or their authorised representatives).

28.2
A waiver of any right or remedy under this Agreement or by law is only effective if given in writing and signed by the person waiving such right or remedy. Any such waiver shall apply only to the circumstances for which it is given and shall not be deemed a waiver of any subsequent breach or default.

28.3
A failure or delay by any person to exercise any right or remedy provided under this Agreement or by law shall not constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this Agreement or by law shall prevent or restrict the further exercise of that or any other right or remedy.

28.4
A person that waives a right or remedy provided under this Agreement or by law in relation to one person, or takes or fails to take any action against that person, does not affect its rights or remedies in relation to any other person.

29.          Costs

Except as expressly provided in this Agreement, each Party shall pay its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement (and any documents referred to in it).

30.          No partnership or agency

30.1	Nothing in this Agreement is intended to, or shall be deemed to, establish any partnership between the Parties or constitute any Party the agent of another Party.

30.2	Each Party confirms that it is acting on its own behalf and not for the benefit of any other person.

31.          Notices

31.1
A notice given under this Agreement shall be in writing in the English language (or be accompanied by a properly prepared translation into English) and shall be sent: (i) for the attention of Tsirikos Alexandros, at the address on page one of this agreement and at fax number: +30 210 805 6441 and at the e-mail address: atsirikosantopships.orq in the case of Top Ships; (ii) for the attention of Gia Mai, cio Gunvor S.A., 80-84 Rue du Rhone, 1204 Geneva, Switzerland, at fax number: +41 22 718 7929 and at the e-mail address gia.mai@gunvorgroup.com in the case of Gunvor ; or (iii) in the case of JVCo for the attention of the Company Secretary, at the address on page one of this agreement and at a fax number and e-mail address notified by JVCo to Gunvor and Top Ships from time to time; or (iv) to such other address, fax number or person as the relevant Party may notify to the other Parties.

31.2
A notice shall be delivered personally; or delivered by commercial courier; or sent by fax; or sent by e-mail; or (if the notice is to be served or given outside the country from which it is sent) sent by reputable international overnight courier.

31.3	If a notice has been properly sent or delivered in accordance with this clause, it will be deemed to have been received as follows:

(a)	if delivered personally, at the time of delivery; or

(b)	if delivered by commercial courier, at the time of signature of the courier's delivery receipt; or

(c)	if delivered by fax or e-mail, upon confirmed completion of transmission; or

(d)
if deemed receipt under the previous paragraphs of this sub-clause is not within business hours (meaning 9.00 am to 5.30 pm Monday to Friday on a day that is not a public holiday in the place of receipt), when business next starts in the place of deemed receipt and all references to time are to local time in the place of deemed receipt.

32.          Severance

32.1
If any provision or part-provision of this Agreement is or becomes invalid, illegal or unenforceable, it shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, the relevant provision or part-provision shall be deemed deleted. Any modification to or deletion of a provision or part-provision under this clause shall not affect the validity and enforceability of the rest of this Agreement.

32.2
If one Party gives notice to the other of the possibility that any provision or part-provision of this Agreement is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to amend such provision so that, as amended, it is legal, valid and enforceable, and, to the greatest extent possible, achieves the intended commercial result of the original provision.

33.          Agreement survives Completion

This Agreement (other than obligations that have already been fully performed) remains in full force after Completion.

34.          Third party rights

34.1	This Agreement does not give rise to rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this agreement.

34.2	The rights of the Parties to rescind or vary this Agreement are not subject to the consent of any other person.

35.          Rights and remedies

The rights and remedies provided under this Agreement are in addition to, and not exclusive of, any rights or remedies provided by law.

36.          Inadequacy of damages

Without prejudice to any other rights or remedies that a Party may have, each Party acknowledges and agrees that damages alone would not be an adequate remedy for any breach of the terms of clause 20 by that Party. Accordingly, the other Party shall be entitled to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the terms of clause 20 of this Agreement.

37.          Governing law and jurisdiction

37.1
This Agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the law of England and Wales.

37.2
Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the LCIA Rules, which Rules are deemed to be incorporated by reference into this clause.

37.3
The number of arbitrators shall be three with one to be appointed by each of the Parties save in the event of a dispute involving only two Parties in which case each of the two relevant Parties shall appoint one arbitrator, with the third to be appointed by the two others so appointed.

37.4	The seat, or legal place, of arbitration shall be London, England.

37.5	The language to be used in the arbitral proceedings shall be English.

This Agreement has been entered into on the date stated at the beginning of it.

Schedule 1. Reserved Matters for shareholder approval

1.	Altering the name of the JVCo
2.	Altering in any respect the Articles or the rights attaching to any of the Shares (except as provided in clause 20.3).
3.
Increase or reduce the amount of JVCo's issued share capital, grant any option or other interest over or in its share capital, redeem or purchase any of its own shares or otherwise alter, or effect any reorganisation of, its share capital.
DEADLOCK MATTER
4.	Declaring, paying or making any dividend or other distribution.
5.	Any determination under clause 10.7 and any determination in excess of the maximum commitment referred to in Clause 10.1	DEADLOCK MATTER
6.
Making any loan (otherwise than by way of deposit with a bank or other institution the normal business of which includes the acceptance of deposits) or granting any credit (other than in the normal course of trading) or giving any guarantee (other than in the normal course of trading) or indemnity
DEADLOCK MATTER
7.	Passing any resolution to wind up JVCo or filing any petition for its winding up or entering into or proposing any arrangement or composition with its creditors.	DEADLOCK MATTER
8.	Applying for an administration order or appointing a receiver or administrator in respect of the JVCo.	DEADLOCK MATTER
9.	Altering the JVCo's registered address.
10.	Deciding on the Directors' entitlement to any remuneration by way of salary, commission, fees or otherwise in relation to the performance of their duties as Directors.
11.
JVCo acquiring or disposing of any undertaking, business, company or securities of a company, or closing down any business operation, in any case having a book or market value greater than USD 250,000 or its equivalent in any other currency (inclusive of VAT).

12.
JVCo entering into any joint venture, partnership, profit sharing agreement, consolidation, merger, amalgamation, collaboration or major project not included in the First Budget or Budget where the expenditure would exceed USD 250,000 or its equivalent in any other currency (inclusive of VAT) per transaction.

13.	Incorporating any subsidiary of JVCo or establishing any new branch, agency, trading establishment, business or outlet not provided for in the First Budget or Budget.
14.	Amalgamating or merging JVCo with any other company or business undertaking.
15.	Any material change to the scope, nature or geographical area of the Business.

16.	JVCo carrying on any business other than the Business which is not ancillary or incidental to the Business.
17.	Any change to the legal and regulatory status of JVCo.
18.	Any change in the Board structure and size, subject to Clause 10.10 of this Agreement.
19.	Any significant changes to the JVCo's accounting policy or practices.
20.	The appointment or removal of the Company Secretary, Singapore resident director and Singapore commercial manager required as per Singapore legal requirements.	DEADLOCK MATTER
21.
The entering into, amending or terminating any agreement or arrangement, whether formal or informal, other than time charters, vessel management agreements, pooling or commercial management agreements, between JVCo and:
any Shareholder or any of its directors; or
any Affiliate of a Shareholder or any of its directors; or
any Connected Person of a Shareholder

22.
The entering into, amending or terminating any time charters, vessel management agreements, pooling or commercial management agreements between the JVCo and a third party, a Shareholder or any member of a Shareholder's Group.
DEADLOCK MATTER
23.
Applying for the admission to listing or trading on any stock exchange or market of (a) any shares in the capital of the Company or any depository receipts representing shares in the capital of the Company or (b) debt securities issued by the Company

24.	The appointment and removal if the auditors of JVCo.	DEADLOCK MATTER
25.	The adoption of the audited accounts of JVCo.	DEADLOCK MATTER
26.	Accepting a proposal from a Lender pursuant to clause 10.5	DEADLOCK MATTER

Schedule 2. Board Reserved Matters

1.	Adopting or materially amending the First Budget, any subsequent Budget or any other financial plan of JVCo.	DEADLOCK MATTER
2.	Creating or granting any Encumbrance over the whole or any part of the Business, undertaking, assets or Vessels of the JVCo or over any shares in the JVCo or agreeing to do so.	DEADLOCK MATTER
3.	Save as otherwise set out in this Agreement, incur any borrowings in excess of $1,000,000 in aggregate from time to time or issue any loan capital.	DEADLOCK MATTER
4.	Any borrowings prepayments
5.	The execution of any contract of a long-term onerous or unusual nature or the assumption of any material liability by the JVCo other than in the ordinary course of business of the Company.
6.
The entry into, amendment, termination or waiver under or in respect of any contract or commitment not provided for in the First Budget or any subsequent Budget or any material variation of the same by the JVCo:
a.          with a value in excess of USD 250,000 (exclusive of VAT);
b.          which may incur costs in excess of USD 50,000 per item (exclusive of VAT);
c.          which may not be fulfilled or completed within one year;
d.          which would result in any restriction on the Company carrying on or being engaged in the Business.
DEADLOCK MATTER
7.	Amending the terms of the Shipbuilding Contract, Ship Management Agreement or the Time Charter or waiving any rights of the JVCo thereunder
8.	Any change to the agreed management structure of the JVCo.
9.
JVCo entering into or varying the terms of any transaction, agreement or arrangement (or waiving its rights thereunder) between JVCo and a Shareholder or any of its Affiliates or any of their respective directors

10.	Settling or compromising any legal, arbitration or other proceedings in excess of USD 250,000 or its equivalent in any other currency (other than debt recovery in the ordinary course of business).
11.
Making any agreement with any tax authority or making any claim, disclaimer, surrender, election or consent exceeding USD 250,000 or its equivalent in any other currency for tax purposes in relation to the JVCo or its business.

12.	Granting any rights (by license or otherwise) in or over any intellectual property owned or used by the JVCo.
13.	The granting of any power of attorney or other delegation of powers by any Director or the Board.
14.
In any financial year:
a.          incurring, or entering into any commitment to incur, any capital expenditure or operating expenses which is not in the First Budget or Budget in excess of USD 50,000 per item or with a value in excess of
DEADLOCK MATTER

USD 250,000 (exclusive of VAT); or
b.        entering into any agreement to sell, transfer, lease, license or in any way dispose of any fixed asset or fixed assets without budgetary or specific approval with a book value in excess USD100,000 or 5% of the book value of JVCo

15.
Any step or action which will or is likely to result in the Vessels changing their flag, or the JVCo becoming resident for tax purposes, or otherwise subject to tax, in any jurisdiction other Singapore or in the JVCo ceasing to be resident for tax purposes in Singapore as a consequence of the application of clause 22.
DEADLOCK MATTER
16.	The making of any claim, surrender, election or consent for tax purposes
17.	Any action which may result in the JVCo being grouped for VAT purposes with any other Entity.
18.
Subject to the provisions of clause 18.9, the sale, transfer, lease, license or disposal in any way of the whole or a substantial part of Its business undertaking or assets of the JVCo, including but not limited to the Vessel (whether by a single transaction or a series of transactions).

19.
The acquisition or disposal in one transaction or in a series of related transactions of any freehold, leasehold property or fixed assets in excess of USD 250,000 or its equivalent in any other currency.

20.
The hiring, appointment, dismissal, remuneration and benefits (including bonuses) of any employees of the JVCo having a yearly total remuneration above USD 50,000 or its equivalent in any other currency, as well as any increase in the total remuneration or benefits of any employees in excess of 5%. For the needs of this Agreement, total remuneration shall mean basic salary, bonus, housing allowance, transport allowance, feeding allowance, dressing allowance, entertainment, medical allowance, utility, furniture grant, leave allowance or any other similar allowances.

21.	Entering into any service agreement with any or the variation of the terms thereof
22.	Any matter in which a Director is interested or where he has, or may have, a conflict of interest with the JVCo save as otherwise set out in this Agreement.
23.	The opening or closing of any Company's bank accounts and granting or removing authority to operate the Company's bank accounts.	DEADLOCK MATTER
24.	The factoring or assignment of any Company's debts.

Schedule 3 Pre Delivery Costs Schedule

All figues in USD	2017					2018
PRE-DELIVERY PAYMENTS	August	September	October	November	December	January	February	March	April
Hyundai Instalment S443		1,495,000		1,495,000	2,990,000
Supervision cost[2]	35,714	35,714	35,714	35,714	35,714	35,714
Management Fees				28,500	29,450	29,450
Pre-delivery expenses (estimate incl. 20k excess of Singapore tonnage tax registration)				100,000	220,000	500,000
Working Capital						162,000
Total 443	35,714	1,530,714	35,714	1,659,214	3,275,164	727,164

NOTE:   Additional expenses may be incurred in relation to financing
Delivery instalment not included in this table
Hyundai Instalments are due at the end of each month
Working capital to be contributed upon each vessel's delivery
First and second instalment of predelivery expenses to be paid during the first week of the relevant month
Third instalment of predelivery expenses to be paid 2 weeks before delivery of the relevant vessel
Supervision cost and management fees are due at the beginning of each relevant month
Additional expenses may be incurred in relation to the required corporate actions for the Singapore entities specifically in relation to deal closing
Additional expenses may be incurred in Hyundai as a result of a change of flag from Marshall Islands to Singapore

____________________
2 The Supervision Costs referred to in this table will be payable to Central Shipping Monaco SAM (or such other manager as may be appointed by the Parties from time to time) in return for supervision services provided in accordance with Clause 2.4

Schedule 4 First Budget

BUDGET FOR THE FIRST 11 MONTHS OF VESSEL'S OPERATION — 1 Feb 2018 - 31 Dec 2018	S443
Time Charter revenues	4,709,400
Less Brokerage Commissions	-117,735
OPEX budget as per management agreement	-1,826,980
Management Fees	-301,698
Singapore Annual corporate costs (estimate)	5,000
Accounting and Audit (estimate)	-25,000
Net cash flow before servicing of finance	2,432,987

Daily management fee progression:

Feb 2018 - Apr 2018	900
May 2018 - November 2018	900
November 2018 - December 2018	918

Signed by Alexandros Tsirikos
for and on behalf of LYNDON	/s/ Alexandros Tsirikos
INTERNATIONAL CO.	Attorney-in-fact

Signed by Shahb Richyal
for and on behalf of JUST-C	/s/ Shahb Richyal
LIMITED	Authorized Signatory

Signed by Andreas Louka
for and on behalf of	/s/ Andreas Louka
CITY OF ATHENS PTE. LTD	Director